Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: First Niagara Financial Group, Inc.
SEC Registration Statement No.: 001-35390

Dear Team,

Moments ago, we issued a news release announcing that First Niagara and KeyBank have entered into an agreement under which Key will acquire First Niagara. A copy of the joint press release issued this morning is attached.

KeyBank is headquartered in Cleveland, Ohio and is a company with $94 billion in assets and 13,853 engaged and committed employees across its footprint, which stretches from Maine to Alaska.

Together, the combined organization will have $135 billion in proforma assets, $83.6 billion in loans, $99.8 billion in deposits, and 1,366 branches across 15 states and will become the 13th largest U.S. bank.

I’m sure this news is a shock to many of you, leaving you with many emotions and even more questions. I understand and I promise we will be here to help you through this. There will be more information posted to the FNFG Intranet shortly but I didn’t want to wait for that before writing to you.

I want to take this time with you to explain why our Board of Directors voted just last night in favor of the sale. But first I want to make sure you understand that when any Board of a publicly held company reaches this decision, it’s because they believe it is in the best interests of the company and ultimately its shareholders.

First Niagara went through a period of very rapid growth, quadrupling its size in less than three years. The goal back then was to get bigger to be better. The Company got a lot bigger but it did not fully achieve the “better” part of that growth strategy. That’s because the getting bigger part left few resources to focus on the better part. So in January 2014, as the new CEO, I announced that we would devote all of our attention to getting better. We said back then that it would be at least a three to four year effort to achieve the financial performance that shareholders’ are entitled to expect. And we have made great progress.

A little less than two years have passed and we are meeting our expectations with all the things we can directly control. In particular, core fundamentals like loan growth, deposit growth and cross-selling together with initiatives like our strategic investment plan and customer-centricity, are all moving in the right direction. However, since January 2014, the interest rate environment has only become more challenging and there are no signs of meaningful improvement in the foreseeable future. The impact of the rate environment is such that it is overwhelming all the good work we are doing and could cause our financial performance to deteriorate in the future before it gets better. And despite the on-going talk about rate increases, if any are to happen, they will not be significant enough to make a real difference to us. So, despite the fact that we are profitable and we are executing our strategy quite successfully, as we look forward, we see no realistic interest rate scenario in which we will be profitable enough to meet shareholder expectations in any reasonable period of time.

I want to be very clear here. We succeeded at everything that was in our control. Everything. You did all that I asked of you and more. Through thick and thin, you have been the most committed, passionate, creative and tenacious team I have ever had the pleasure of working with. And I’ve worked with plenty. I feel confident that with a better rate environment and more time to work our strategic plan, we would have become one of the best performing regional banks in the country because of you.

But, as I said, the Board unanimously decided that it is in the best interests of the Company to pursue a sale. That led us to Key. Here’s why.

When we think about all the things we love about First Niagara and all the things we as a company aspire to be over the next few years, most of them can be found, right now, in Key. We share a culture of diversity, inclusion and community service which are based on a strong commitment to employees, customers and communities. Key is a digitally progressive, full-fledged commercial bank. We believe they will immediately bring to our customers, especially our commercial customers, the features and functionality we would still be working on over the next couple of years. We bring additional talent to Key - customer-facing talent and subject-matter experts behind the curtain- who are second to none when it comes to putting the customer at the center of all we do. We bring them indirect auto, insurance and residential mortgage businesses. And we bring them a franchise with enormous incremental revenue and deposit opportunities. I firmly believe that, as difficult as all of this must be for you to accept, First Niagara and Key are better together.

No one can say for sure how long it will take to receive regulatory approval and legally complete the sale. Until then, while we will have teams immediately starting the planning for a conversion and integration, which we expect to take place sometime during the third quarter of next year, we still have a business to run right up until the legal closing of the transaction. It is absolutely critical that we continue to run our business to the best of our abilities. We have a lot of teammates, customers, communities and shareholders depending on us to do just that.

It is still early in the process, and there are many details to be worked out not the least of which is being able to tell you what the future holds for you, but I assure you that we will keep you informed throughout the process. In the meantime, please review the attached materials, and if you have any additional questions, please reach out to your manager.

It is likely that this announcement will lead to increased interest in First Niagara, and, as always, it is very important that we continue to speak with one voice. Should you receive any media inquiries, please do not respond and instead direct them to David Lanzillo, Director, Corporate Communications at david.lanzillo@fnfg.com, 716-819-5780. Please direct any investor questions or inquiries to Ram Shankar, Director, Investor Relations, at ram.shankar@fnfg.com, 716-270-8623.

Please take pride in the contributions you’ve made. You should hold your head high because you have succeeded at everything we have been counting on you to do. I want to thank you for that, and for your continued support and focus on serving our neighbors as we move forward and join forces with Key Bank to become the best regional bank in the U.S.

Thank you again,

Gary

P.S. Beth Mooney, Chairman and CEO of Key, and I will host a series of regional meetings over the next two weeks. Look for an invitation to a meeting in your area shortly.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at Investor Relations, First Niagara Financial Group, Inc., 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819‑5669, or by sending an e-mail to Investor@fnfg.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of KeyCorp and First Niagara in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

FNFG Consumer Customer Talking Points_________________________________

•	First Niagara has announced that it has signed an agreement to combine with KeyCorp.

Details on KeyCorp, as needed:

◦
As you may know, KeyCorp is headquartered in Cleveland, Ohio. One of the nation’s largest bank-based financial services companies, KeyCorp provides deposit, lending, cash management and investment services to individuals and small and mid-sized businesses.

•	First and foremost, let me assure that you should experience no changes to your day-to-day banking needs -it is business as usual at First Niagara.

•	By combining with a well-respected company like KeyCorp, we believe we will improve the value, security and ease-of-use we offer all of our customers.

•	Ultimately, this is about better serving your banking needs and interests.

•	We expect the combination to be completed during the third quarter of 2016. In the interim, we will be communicating with you regarding the integration plans for the companies and customer accounts.

•	We are confident that we have the shared expertise, culture, capital, and capacity to ensure a seamless transition for all First Niagara customers following the completion of the transaction.

•	If you have any questions or wish to discuss this further, please do not hesitate to contact [INSERT] at XXX-XXX-XXXX/EMAIL ADDRESS [or your First Niagara representative].

•	At First Niagara we have put our customers at the heart of our culture, and we believe this combination will enable us to better serve your needs.

•	I thank you for your continued confidence in First Niagara, and we look forward to serving you well into the future.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at Investor Relations, First Niagara Financial Group, Inc., 726 Exchange Street, Suite 618, Buffalo, New York 14210,

by calling (716) 819‑5669, or by sending an e-mail to Investor@fnfg.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of KeyCorp and First Niagara in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

FNFG Customer FAQ

1.	Who is KeyCorp?

•	Headquartered in Cleveland, Ohio, KeyCorp is one of the nation’s largest bank-based financial services companies.

•	KeyCorp provides deposit, lending, cash management and investment services to individuals and businesses.

•
[For Commercial team use: KeyCorp also provides a broad range of sophisticated corporate and investment banking products, such as merger and acquisition advice, public and private debt and equity, syndications and derivatives to middle market companies in selected industries throughout the United States.]

2.	What changes should I expect? What does the combination with KeyCorp mean for my local branch?

•
We expect the transaction to be completed during the third quarter of 2016, but until that time First Niagara and KeyCorp will remain separate companies, and customers should experience no changes to day-to-day banking.

•	You can expect it to be business as usual at First Niagara and at your local branch.

•
Like First Niagara, KeyCorp has a strong commitment to the communities in which it operates, and following the completion of the transaction, we anticipate that it will be a smooth transition for all First Niagara customers.

•	First Niagara and KeyCorp will be communicating with customers over the coming months regarding the plans to integrate the two companies and customer accounts.

3.	What will happen to my accounts?

•	Today’s announcement has no immediate impact on your accounts, and customers should experience no changes to your day-to-day banking - you can expect it to be business as usual at First Niagara.

•	Looking ahead, First Niagara and KeyCorp will be communicating with customers over the coming months regarding the plans to integrate the two companies and customer accounts.

4.	Will the terms of my loan change?

•	Today’s announcement has no immediate impact on the terms of your loans.

•
Like First Niagara, KeyCorp has a strong commitment to its customers, and following the completion of the transaction, we anticipate that it will be a smooth transition for all First Niagara customers.

•	First Niagara and KeyCorp will be communicating with customers over the coming months regarding the plans to integrate the two companies and customer accounts.

5.	How does this transaction benefit customers? Why should I stay with First Niagara through this transition?

•
The combination will create a stronger, local relationship bank serving retail, private banking and business customers across diverse, markets in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest.

•	By leveraging KeyCorp’s scale, enhanced product offerings and technology platform, we will deliver a better customer experience and grow with our customers and communities.

•	Ultimately, we believe that through this combination, we will best serve the interests of our customers.

6.	When do you expect the transaction to close?

•
The companies expect to complete the combination during the third quarter of 2016, subject to customary closing conditions, including regulatory approvals and approval by both KeyCorp and First Niagara shareholders.

•	Until that time, First Niagara and KeyCorp will continue to operate as two separate companies.

7.	Where can I find additional information? Who can I contact if I have any more questions?

•	We will continue to update you with additional information as we move forward.

•	If you have any further questions, please don’t hesitate to contact your regular First Niagara representative[, or by calling XXX-XXX-XXXX or emailing INSERT]

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at Investor Relations, First Niagara Financial Group, Inc., 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819‑5669, or by sending an e-mail to Investor@fnfg.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of KeyCorp and First Niagara in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

First Niagara and KeyCorp are Joining Forces
To Become the Best Regional Bank in the U.S.

Important Information You Should Know

•
First Niagara has announced that it has signed an agreement to combine with KeyCorp. KeyCorp is headquartered in Cleveland, Ohio. One of the nation’s largest bank-based financial services companies, KeyCorp provides deposit, lending, cash management and investment services to individuals and businesses.

•
You will experience no changes to your day-to-day banking needs -it is business as usual at First Niagara. By combining with a well-respected company like KeyCorp, we believe we will improve the value, security and ease-of-use we offer all of our customers. Ultimately, this is about better serving your banking needs and interests.

•
We expect the combination to be completed during the third quarter of 2016. In the interim, we will be communicating with our customers regarding the integration plans for the companies and customer accounts. At First Niagara we have put our customers at the heart of our company, and we believe this combination will enable us to better serve your needs.

•	We thank you for your continued confidence in First Niagara, and we look forward to serving you well into the future.

Answers to Questions You May Have

1.	What changes should I expect? What does the combination with KeyCorp mean for my local branch?

•
We expect the transaction to be completed during the third quarter of 2016, but until that time First Niagara and KeyCorp will remain separate companies, and customers should experience no changes to day-to-day banking.

•	You can expect it to be business as usual at First Niagara and at your local branch.

•
Like First Niagara, KeyCorp has a strong commitment to the communities in which it operates, and following the completion of the transaction, we anticipate that it will be a smooth transition for all First Niagara customers.

•	First Niagara and KeyCorp will be communicating with customers over the coming months regarding the plans to integrate the two companies and customer accounts.

2.	What will happen to my accounts?

•	This announcement has no immediate impact on your accounts, and customers should experience no changes to your day-to-day banking - you can expect it to be business as usual at First Niagara.

•	Looking ahead, First Niagara and KeyCorp will be communicating with customers over the coming months regarding the plans to integrate the two companies and customer accounts.

3.	Will the terms of my loan change?

•	This announcement has no immediate impact on the terms of your loans.

•
Like First Niagara, KeyCorp has a strong commitment to its customers, and following the completion of the transaction, we anticipate that it will be a smooth transition for all First Niagara customers.

•	First Niagara and KeyCorp will be communicating with customers over the coming months regarding the plans to integrate the two companies and customer accounts.

4.	How does this transaction benefit customers? Why should I stay with First Niagara through this transition?

•
The combination will create a stronger, local relationship bank serving retail, private banking and business customers across diverse, markets in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest.

•	By leveraging KeyCorp’s scale, enhanced product offerings and technology platform, we will deliver a better customer experience and grow with our customers and communities.

•	Ultimately, we believe that through this combination, we will best serve the interests of our customers.

5.	When do you expect the transaction to close?

•
The companies expect to complete the combination during the third quarter of 2016, subject to customary closing conditions, including regulatory approvals and approval by both KeyCorp and First Niagara shareholders.

•	Until that time, First Niagara and KeyCorp will continue to operate as two separate companies.

6.	Who can I contact if I have any more questions?

•	We will continue to update our website with additional information as we move forward.

•	Please feel free to call a customer service representative at 1-800-421-0004 if you have additional questions.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at Investor Relations, First

Niagara Financial Group, Inc., 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819‑5669, or by sending an e-mail to Investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.
KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which are filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

FIRST NIAGARA

Human Resources Q&A

Employment & Severance

1. **When will I know if I have continued employment with KeyBank? Will I have to apply and interview for a position?**
   This is a priority and teams from both companies are working to finalize the details and the processes. We will communicate them as soon as we can.

2. **If I am offered a position, will my job, compensation and work location be the same?**
   If KeyBank offers you a similar/comparable position, your compensation, benefits and work location should be substantially similar to those available to you pre-close at First Niagara.

   If your position is eliminated, you will have an opportunity to be considered for other open positions. If your position is eliminated or you are not offered a comparable position, you will be eligible for severance pay under the First Niagara Separation Pay Plan.

3. **If I am offered a comparable position but decline it, can I still receive severance?**
   If you choose to decline a comparable offer, you will not be eligible for severance pay.

4. **What is First Niagara's Separation Pay Plan?**
   The details of First Niagara's Separation (Severance) Pay Plan can be found in the First Niagara Team Member Handbook located on the HR intranet and also in ADP Vantage.

5. **If my job is impacted, will I be offered assistance in finding another job?**
   Yes, outplacement services will be provided to you if you qualify for severance pay under the First Niagara Separation (Severance) Pay Plan and sign a waiver and release.

Benefits & Perks

6. **I signed up for 2016 benefits, but now I want to change them. Can I?**
   Yes, open enrollment has been extended to Nov. 6 to allow for any benefit changes First Niagara employees would like to make to their 2016 elections.

7. **Are KeyBank's benefits the same as First Niagara's**?
   KeyBank's benefits are similar in aggregate to those offered at First Niagara. Benefits include:
   - Medical, Dental, Vision and employer contribution to a health savings account (HSA)
   - Disability and life insurance plans
   - 401(k) Savings Plan (dollar for dollar match up to 6% and annual discretionary profit sharing contribution)
   - Employee Assistance Program
   - Flexible PTO and various leave of absence programs
   - Discounted stock purchase plan
   - Education assistance
   - Matching charitable gift and community leadership grant programs

   Over the next several weeks, KeyBank will be sharing more information on all of its benefit programs.

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8. **If I transfer to KeyBank, how will my years of service at First Niagara be recognized?**
   Your years of service at First Niagara will be recognized by KeyBank for purposes of eligibility to participate in most of their employee benefits, except the KeyCorp Retiree Medical Plan.

9. **Will I be able to keep my mortgage discount? How will my other employee perks be impacted?**
   Your mortgage discount is not tied to your employment status. Therefore, you will retain the discount for the life of the loan.

   Key also offers discounts and special offers on its products and services to their employees. More information on these benefits will be forthcoming.

10. **What happens to my earned, unused paid time off (PTO)?**
    If your employment is terminated, you will receive payment for all earned but unused PTO in your final paycheck from First Niagara in accordance with our PTO policy.

    If you are offered and accept continued employment with KeyBank, you will be provided PTO in accordance with its policy. More information will be forthcoming.

2015 Annual Performance Review & Compensation Cycle

11. **Will I still be eligible for my 2015 annual incentive award paid in 2016?**
    Yes, if you are a participant in an annual incentive plan, you will still be eligible for a 2015 bonus based on First Niagara and individual performance. Additional information regarding the annual performance review and compensation cycle will be communicated soon.

12. **Will I receive an annual merit increase in 2016?**
    Yes, you will be eligible to receive a merit increase in 2016, subject to funding and individual performance. The payout timing and manner will be consistent with prior calendar years. Additional information regarding the annual performance review and compensation cycle will be communicated soon.

13. **Will managers be completing and delivering year-end performance reviews to employees?**
    Yes, managers will follow the normal year-end performance management process and will be asked to complete these discussions in accordance with the performance management calendar, which will be communicated soon.

14. **Will I still be eligible for an equity award in 2016?**
    Yes, you will still be eligible for a 2016 equity award based on company and individual performance. Grants will be provided consistent with the timing and manner of prior calendar years. Additional information regarding the equity process will be communicated soon.

15. **What happens to my equity awards?**
    If you continue employment with KeyBank, your equity awards will convert to KeyBank stock and follow the same vesting schedule. If you are not retained by the company or are separated after the close of the transaction, your equity will accelerate vest as described in the plan or the award agreement.

Additional Questions

16. **What if I have additional questions?**
    We understand that you have many questions related to this event and we are committed to providing you with information as soon as possible. Know that we are working to make that happen. In the meantime, use this time to have open and honest communication with your manager.

    You can always email a question to AskHR@fnfg.com. We'll either respond with the answer or, in the event we don't have the answer yet, will incorporate your question into our FAQ document as soon as possible.

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